Filed by Heritage Financial Corporation (Commission File No.: 000-29480) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 The following memorandum was provided to employees of Kitsap Bank on December 15, 2025

Merger News: Change in Control, Conversion & System Access Change in Control Target date: Saturday, January 31, 2026 Change in control means that Kitsap Bank legally becomes Heritage Bank. However, the two banks will continue to operate on their core banking systems until the system conversion. After change in control and prior to the system conversion, there will be no change for Kitsap Bank customers or their accounts, and Kitsap Bank’s branches will operate as usual until conversion. Conversion Target date: Friday, September 18, 2026 During conversion, Kitsap Bank will be converted to Heritage Bank’s core banking system (Fiserv DNA) and customers will oƯicially switch to Heritage Bank accounts, products, and services. This is the final step in the integration process. This is also when customers will receive most communications from Heritage Bank, including a customer guide with detailed information about their specific accounts and services, how to access them, and an extensive list of commonly asked questions. It will also include regulatory disclosures such as Truth in Savings and Account Information Rules and Regulations. Our goal through this phase is to ensure customers and employees understand and feel comfortable with the transition to Heritage Bank. System Access As a reminder, access to core banking systems will not be granted until the conversion is complete. Until that time, all loans and deposits must continue to be booked in their respective legacy systems. The decision not to book loans and deposits to Heritage Bank core system prior to conversion is intentional and necessary. Key considerations include, but are not limited to:  Ensuring accounts can be fully serviced prior to conversion  Avoiding situations where Kitsap Bank branches are unable to accept deposits, payments, perform account maintenance, etc.

Merger News: Change in Control, Conversion & System Access  Preventing customer impact as customers would not have access to these accounts online, at local branches, or through digital channels Access to other business applications will remain limited during this period. Kitsap Bank Name & Logo After thoughtful consideration of market reputation, community presence, and the legacy of both organizations, we’ve made the decision to retain the name Kitsap Bank in most locations, while gradually introducing an updated visual identity aligned with the Heritage Bank brand. This approach allows us to honor the strong local brand recognition and longstanding client relationships of Kitsap Bank while uniting our organization under a consistent brand identity. You will begin to see the updated logo and branding elements appear across digital platforms, branch signage, printed materials, and client communications, beginning with client communications ahead of conversion. The rollout will be carefully managed to ensure a smooth transition for employees and clients. Additional guidance and resources will be provided, including FAQ materials and talking points to support client conversations. Upcoming Merger News:  Location updates  Interbank transactions and ATM usage  Customer communications and branch notices  Intranet access Thank you for your continued professionalism and support as we move through this next phase of integration. Your commitment to delivering exceptional service is key to a successful transition. If you have any questions or receive client inquiries, please direct them to your manager or the integration communications team. Together, we are preserving what’s valued while moving forward with strength and unity.

Cautionary Note Regarding Forward-Looking Statements This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Heritage Financial Corporation (“Heritage”) and Olympic Bancorp, Inc. (the “Target”) and certain plans, expectations, goals, projections and benefits relating to the merger of the Target with and into Heritage (the “Merger”), all of which are subject to numerous assumptions, risks and uncertainties. These statements are often, but not always, identified by words such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized,” “target” and “outlook,” or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements Heritage makes regarding the ability of Heritage and the Target to complete the transactions contemplated by the agreement and plan of merger (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the Merger, statements about the expected timing for completing the Merger, the potential effects of the proposed Merger on both Heritage and the Target, and the possibility of any termination of the Merger Agreement. Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of management’s control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by Heritage with the SEC, risks and uncertainties for Heritage, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of Heritage will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of Heritage’s shareholders to approve the issuance of Heritage’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on Heritage’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by Heritage’s issuance of additional shares of Heritage’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of Heritage, the Target and the combined company. Please refer to Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as Heritage’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements. Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither Heritage nor the Target undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Additional Information and Where to Find It Heritage will file a registration statement on Form S-4 with the SEC in connection with the proposed Merger. The registration statement will include a joint proxy statement of Heritage and the Target that also constitutes a prospectus of Heritage, which will be sent to the shareholders of Heritage and the Target. Before making any voting decision, the shareholders of Heritage and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Heritage, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by Heritage can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Heritage’s website at hf-wa.com under the tab “Financials.” Alternatively, these documents, when available, can be obtained free of charge from Heritage upon written request to Heritage Financial Corporation, Attn: Investor Relations, 201 Fifth Avenue S.W., Olympia, Washington 98501 or by calling (360) 943-1550 or from the Target, upon written request to Olympic Bancorp, Inc., Attn: Corporate Secretary, P.O. Box 9, Port Orchard, Washington 98366. The contents of the website referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in this Transaction This report does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Heritage, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Heritage and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of Heritage and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.” Security holders may obtain information regarding the names, affiliations and interests of Heritage’s directors and executive officers in the definitive proxy statement of Heritage relating to its 2025 Annual Meeting of Shareholders filed with the SEC on March 21, 2025 and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025. To the extent the holdings of Heritage’s securities by Heritage’s directors and executive officers have changed since the amounts set forth in Heritage’s proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents can be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”